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SE 18008591

SEC Processing Section AUG 20 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Worldwide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd, Suite 150
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee, FINOP — (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Shor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Shor
Signature

President
Title

Notary Public -please see attachment

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ~~____~~
2 ~~____~~
3 ~~____~~
4 ~~____~~
5 ~~____~~

[signature]
Signature of Affiant No. 1

Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

8 day of August, 2018, by
Date Month Year

(1) Robert E. Shor,
Name of Affiant No. 1

(2) ~~____~~,
Name of Affiant No. 2 (Strike if not applicable)

ANGELA GUTIERREZ
Notary Public – California
Los Angeles County
Commission # 2198342
My Comm. Expires May 21, 2021

Place Notary Seal Above

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

[signature]
Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report form X-17A-5 Part III

Document Date: 06/30/2018 Number of Pages: 2

Signer(s) Other Than Named Above: ____

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BG WORLDWIDE SECURITIES, INC.

Table of Contents

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Information	
Schedule I Statement of Net Capital	9
Schedule II Determination of Reserve Requirements	10
Schedule III Information Relating to Possession or Control	10
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC	11
SIPC Form 3 and Schedule of Form SIPC-3 Revenues	12 -13
Report of Independent Registered Public Accountant on Review of Exemption Report	14
Exemption Report	15

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of BG Worldwide Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on BG Worldwide Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BG Worldwide Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BG Worldwide Securities, Inc.'s auditor since 2003.

Tarzana, California

July 25, 2018

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2018

ASSETS

Cash	$	61,208
Accounts Receivable		3,286
Other Current Assets		21
Total Assets	$	64,515

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to Parent (Note 4)		13,034
Total Liabilities	$	13,034

STOCKHOLDER'S EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	100
Additional Paid-in-Capital		110,468
Accumulated Deficit		(59,087)
Total Stockholder's Equity	$	51,481
Total Liabilities and Stockholder's Equity	$	64,515

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the Year Ended June 30, 2018

REVENUES		
Commissions Revenue	$	190,836
Total Revenues	$	190,836
EXPENSES		
Commissions Expense	$	60,184
Professional Fees		61,575
Other Expenses		6,621
Total Expenses	$	128,380
NET INCOME BEFORE INCOME TAXES	$	62,456
LESS: INCOME TAX EXPENSE (NOTE 2)		12,460
NET INCOME	$	49,996

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended June 30, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance, July 1, 2017	$ 100	$ 110,468	$ (52,933)	$ 57,635
Dividends Paid			$ (56,150)	$ (56,150)
Net income			49,996	49,996
Ending balance, June 30, 2018	$ 100	$ 110,468	$ (59,087)	$ 51,481

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	49,996
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Accounts Receivable		3,466
Other Assets		2,716
Increase (decrease) in liabilities		
Accounts Payable		(10,312)
Due to Parent		12,284
Total adjustments	$	8,154
Net cash provided by operating activities	$	58,150
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Paid	$	(56,150)
Net cash used by financing activities	$	(56,150)
Net increase in cash	$	2,000
Cash at beginning of year		59,208
Cash at end of year	$	61,208

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BG Worldwide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. The Company received approval from the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on November 18, 2002 to be registered as a securities broker-dealer acting in a limited capacity for variable annuities, variable life, and mutual funds. The common stock of the Company is 100% owned by Benefits Group Worldwide, Inc. (the "Parent").

The Parent designs, implements, administers executive benefits plans for enterprise organizations, and structures deferred compensation for public and private institutional customers, and the Company receives securities and insurance commission from insurance companies with whom these public and institutional customers place their variable insurance policies. The Company does not have any retail or individual accounts customers relationships. It operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and does not require the services of a clearing firm.

Accounting Method

The company used the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA, and it follows accounting and record keeping polices established by those agencies.

Revenue Recognition

The Company recognizes commissions revenue when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement (Continued)

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of June 30, 2018.

Concentrations of Credit Risk:

The Company is engaged in activities in which counter parties primarily include insurance companies, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2018, the amount in excess of insured limits was $0.

100% of the Company's revenue is derived from one customer.

Note 2: INCOME TAXES

The Company is included in the consolidated tax returns filed by the Parent. Beginning July 1, 2016, the Company accrues a tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations.

For the year ended June 30, 2018, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$ 5,933
Federal Income Tax provision	$ 6,527
	$ 12,460

The Company is subject to audit by the taxing agencies for fiscal years ending June 30, 2015, 2016 and 2017.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at June 30, 2018 the Company's net capital of $48,174 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness ($869) or $5,000, whichever is greater, by $43,174, and the Company's ratio of aggregate indebtedness of $13,034 to net capital was 0.27:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a cost sharing arrangement with the Parent, per which common expenses are apportioned to the Company at a rate of $104 per month. For the year ended June 30, 2018 the Company's annual share of expenses was as follows:

Rent	$	1,104
Utilities	$	144
Total	$	1,248

At June 30, 2018, the outstanding balance of $13,034 due to the Parent comprised the following:

Income Tax	$	12,460
Rent & Utilities	$	104
Other	$	470
Total	$	13,034

The Company is affiliated with Robert Shor Insurance, a related party due to common ownership and control, through which the Company's commissions for its insurance product placements are processed.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606: Revenue from Contracts with Customers

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. As of the reporting date, the Company has not yet adopted this standard and is currently in the process of evaluating the impact of the upcoming adoption of the standard.

Note 6: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2018 through July 25, 2018 the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

BG WORLDWIDE SECURITIES, INC.

Schedule I
Statement of Net Capital
June 30, 2018

	Focus 06/30/2018		Audit 06/30/2018		Change
Stockholder's Equity, June 30, 2018	$	51,481	$	51,481	-
Less: Non-allowable Assets					
Other Current Assets		3,307		3,307	-
Tentative net capital	$	48,174	$	48,174	-
Haircuts:		-		-	-
NET CAPITAL	$	48,174	$	48,174	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000		5,000	-
Excess net capital	$	43,174	$	43,174	-
Aggregate indebtedness	$	13,034	$	13,034	-
Ratio of aggregate indebtedness to net capital		0.27:1		0.27:1	

There were no noted differences between the Audit and Focus filed at June 30, 2018.

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

June 30, 2018

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors of BG Worldwide Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of BG Worldwide Securities, Inc. for the year ended June 30, 2018, which were agreed to by BG Worldwide Securities, Inc. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating BG Worldwide Securities, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended June 30, 2018 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). BG Worldwide Securities, Inc.'s management is responsible for BG Worldwide Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by BG Worldwide Securities, Inc. for the year ended June 30, 2018 to the total revenues in BG Worldwide Securities, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by BG Worldwide Securities, Inc. for the year ended June 30, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by BG Worldwide Securities, Inc. for the year ended June 30, 2018 and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on BG Worldwide Securities, Inc.'s claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson, CPA

Tarzana, California

July 25, 2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature], FINOP 1/25/18
Authorized Signature/Title Date

SIPC-3 2018

8-65440 FINRA JUN 11/18/2002
BG WORLDWIDE SECURITIES, INC.
21860 BURBANK BLVD. STE 150
WOODLAND HILLS, CA 91367

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 6/30/18 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BG Worldwide Securities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended June 30, 2018

Amount	Business activities through which revenue was earned
$ 0	Business conducted outside the United States and its territories and possessions
$ 0	Distribution of shares of registered open end investment companies or unit investment trusts
$ 0	Sale of variable annuities
$ 190,836	Insurance commissions and fees
$ 0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$ 0	Transactions in securities futures products
$ 190,836	**Total Revenues**

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) BG Worldwide Securities, Inc., stated that BG Worldwide Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
July 25, 2018

BG WORLDWIDE SECURITIES, INC.

Assertions Regarding Exemption Provisions

BG Worldwide Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2017 through June 30, 2018.

BG Worldwide Securities, Inc.

Robert E. Shor

July 25, 2018